                          Press Release

CAE reports fourth quarter and full fiscal year 2018 results

•     Q4 revenue up 6% to $780.7 million and annual revenue up 5% to $2.8 billion

•     Q4 EPS from continuing operations of $0.37, up from $0.25 (up 19% from $0.31 before specific items(1)) in prior year

•     Annual EPS from continuing operations of $1.29 ($1.11 adjusted*), up from $0.93 (up 8% from $1.03 before specific items) in prior year

•     Record $3.9 billion annual order intake and record $7.8 billion order backlog(2)

•     Annual free cash flow(3) of $288.9 million for 97% adjusted* cash conversion(4)

•     Return on Capital Employed(5) of 14.4% (12.3% adjusted*) up from 11.2% last year

*Adjusted before U.S. tax reform impact and net gains on strategic transactions relating to AACE and ZFTC.

Montreal, Canada, May 25, 2018 – (NYSE: CAE; TSX: CAE) – CAE today reported revenue of $780.7 million for the fourth quarter of fiscal year 2018, up 6% from the fourth quarter last year. Fourth quarter net income attributable to equity holders from continuing operations was $100.1 million ($0.37 per share) compared to $67.4 million ($0.25 per share), or $82.4 million ($0.31 per share) before specific items(6) last year. This represents a 19% EPS increase over the same period last year.

Annual fiscal 2018 revenue was $2.8 billion, up 5% from the prior year. Annual net income attributable to equity holders from continuing operations was $347.0 million ($1.29 per share). This includes an income tax recovery related to the U.S. tax reform, and net gains on strategic transactions relating to CAE’s Asian joint ventures: Asian Aviation Centre of Excellence (AACE) and Zhuhai Flight Training Centre (ZFTC). Excluding these elements, annual EPS would have been $1.11 per share. This compares to annual net income before specific items of $278.4 million ($1.03 per share) in fiscal year 2017, and represents an annual EPS increase of 8% over last year. All financial information is in Canadian dollars.

“CAE’s training strategy is proving successful as evidenced by our strong performance in the fourth quarter and fiscal year 2018 and our delivery on our growth outlook across all segments. I am especially pleased with our increased momentum to be the recognized global training partner of choice, as underscored by a record $3.9 billion annual order intake and $7.8 billion backlog,” said Marc Parent, CAE’s President and Chief Executive Officer. “We grew earnings per share by 8% this year and increased return on capital to 12.3% on higher training demand and the deployment of accretive growth capital. In Civil, we grew segment operating income by 12% and booked a record $2.3 billion in orders, and in Defence, we grew segment operating income by 6% and booked a record $1.4 billion in orders. In Healthcare, we resumed growth with the launch of innovative products and a broader market reach. Our core markets benefit from strong fundamentals and secular tailwinds, and as we look to the year ahead, we expect CAE to exceed the underlying rate of growth in these markets.”

Summary of consolidated results
(amounts in millions)	FY2018		FY2017	Q4-2018	Q3-2018	Q2-2018	Q1-2018	Q4-2017
Revenue		$2,830.0	2,704.5	780.7	704.4	646.0	698.9	734.7
Total segment operating income(7)		$461.0	400.2	141.1	112.8	109.3	97.8	120.9
Operating profit(8)		$461.0	364.7	141.1	112.8	109.3	97.8	100.9
As a % of revenue	%	16.3	13.5	18.1	16.0	16.9	14.0	13.7
Restructuring, integration and acquisition costs, net of tax		$-	26.4	-	-	-	-	15.0
Net income		$355.7	256.6	103.4	119.9	67.0	65.4	69.1
Net income attributable to equity holders of the Company:
from continuing operations		$347.0	252.0	100.1	117.9	65.2	63.8	67.4
from discontinued operations		$-	(0.5)	-	-	-	-	(0.7)
Net income before specific items		$347.0	278.4	100.1	117.9	65.2	63.8	82.4
Total backlog		$7,849.1	7,530.2	7,849.1	7,368.3	6,713.6	7,326.2	7,530.2

Civil Aviation Training Solutions (Civil)

Fourth quarter Civil revenue was $455.2 million, up 9% compared to the same quarter last year, and segment operating income was $95.7 million (21.0% of revenue), up 14% compared to the fourth quarter last year. Fourth quarter Civil training centre utilization(9) was 82%.

Annual Civil revenue was $1,629.7 million, up 5% compared to last year, and segment operating income was $324.5 million (19.9% of revenue). Annual segment operating income includes net gains on strategic transactions relating to AACE and ZFTC. Excluding these elements, annual segment operating income would have been $306.2 million (18.8% of revenue), up 12% compared to the prior year. Annual Civil training centre utilization was 76%.

During the quarter, Civil signed training solutions contracts valued at $544.5 million, including long-term training services in Europe and the Americas, and the sale of 5 full-flight simulators (FFSs). For the year, Civil booked orders for a record $2.3 billion, demonstrating CAE’s increased momentum as training partner of choice. These included 50 FFS sales and comprehensive, long-term training agreements with airlines including Air Asia, Jazz Aviation, Air Transat and Virgin Atlantic Airways. In business aviation, Civil won long-term training contracts with customers worldwide, including Elit’Avia and Flexjet.

The Civil book-to-sales(2) ratio was 1.20x for the quarter and 1.44x for the last 12 months. The Civil backlog at the end of the year was a record $4.0 billion, which is up 21% from the prior year period.

Summary of Civil Aviation Training Solutions results
(amounts in millions except operating margins, SEU and FFSs deployed)		FY2018	FY2017	Q4-2018	Q3-2018	Q2-2018	Q1-2018	Q4-2017
Revenue		$1,629.7	1,556.9	455.2	413.7	349.0	411.8	417.8
Segment operating income		$324.5	273.2	95.7	78.6	77.1	73.1	83.8
Operating margins	%	19.9	17.5	21.0	19.0	22.1	17.8	20.1
Total backlog		$3,975.9	3,288.9	3,975.9	3,822.3	3,106.6	3,225.0	3,288.9
SEU(10)		206	210	212	205	199	209	210
FFSs deployed		255	269	255	252	249	269	269

Defence and Security (Defence)

Fourth quarter Defence revenue was $290.4 million, up 3% compared to the same quarter last year and segment operating income was $38.7 million (13.3% of revenue), up 17% compared to the fourth quarter last year. Annual Defence revenue was $1,085.1 million, up 5% over last year, and annual segment operating income was $127.7 million (11.8% of revenue), up 6% over the prior year period.

During the quarter, Defence booked orders for $434.5 million. Notable wins include a training systems integration contract for a comprehensive NH90 helicopter training solution for the Qatar Emiri Air Force, and a comprehensive S-70B Seahawk helicopter training system for the Brazilian Navy as part of a U.S. foreign military sale program. Defence was also awarded a contract to extend the provision of King Air 350 simulator services to the Royal Australian Air Force and the U.S. Navy issued additional orders under the MH-60R/S Tech Refresh and Procurement of Simulators program.

For the year, Defence booked a record $1.4 billion in orders including a contract extension to continue providing aircrew training services to the UK Ministry of Defence at CAE’s Medium Support Helicopter Aircrew Training Facility (MSHATF) and a contract to provide the UAE Air Force with a comprehensive training centre for its remotely piloted aircraft, both of which highlight CAE’s continued success to bid and win as a global Training Systems Integrator. The Defence book-to-sales ratio was 1.50x for the quarter and 1.29x for the last 12 months (excluding contract options). The Defence backlog, including options and CAE’s interest in joint ventures, at the end of the year was $3.9 billion.

Summary of Defence and Security results
(amounts in millions except operating margins)		FY2018	FY2017	Q4-2018	Q3-2018	Q2-2018	Q1-2018	Q4-2017
Revenue		$1,085.1	1,036.9	290.4	262.8	268.7	263.2	282.7
Segment operating income		$127.7	120.4	38.7	32.7	30.0	26.3	33.0
Operating margins	%	11.8	11.6	13.3	12.4	11.2	10.0	11.7
Total backlog		$3,873.2	4,241.3	3,873.2	3,546.0	3,607.0	4,101.2	4,241.3

Healthcare

Fourth quarter Healthcare revenue was $35.1 million compared to $34.2 million in the same quarter last year, and fourth quarter segment operating income was $6.7 million (19.1% of revenue), compared to $4.1 million (12.0% of revenue) in the fourth quarter last year. Annual Healthcare revenue was $115.2 million compared to $110.7 million last year, and annual segment operating income was $8.8 million (7.6% of revenue), compared to $6.6 million (6.0% of revenue) last year.

CAE Healthcare reached several strategic milestones during the year, strengthening its position as the innovation leader in simulation-based healthcare education and training. Innovative product launches include, CAE Juno, a clinical skills manikin for nursing; Anesthesia SimSTAT, a screen-based simulation approved by the American Board of Anesthesiology for maintenance of certification credits; augmented reality training solutions for medical device OEMs, Medtronic and Abiomed; and, CAE LucinaAR, the world's first augmented reality childbirth simulator. Healthcare broadened its market reach by expanding its sales force and entering a distribution agreement with WorldPoint to access simulation centres in the U.S. It also entered a partnership with the American Heart Association (AHA) for the delivery of lifesaving AHA courses in certain markets.

Summary of Healthcare results
(amounts in millions except operating margins)		FY2018	FY2017	Q4-2018	Q3-2018	Q2-2018	Q1-2018	Q4-2017
Revenue		$115.2	110.7	35.1	27.9	28.3	23.9	34.2
Segment operating income (loss)		$8.8	6.6	6.7	1.5	2.2	(1.6)	4.1
Operating margins	%	7.6	6.0	19.1	5.4	7.8	-	12.0

Management outlook for fiscal 2019 (IFRS 15 adjusted basis)

CAE’s core markets benefit from secular growth and the Company expects to exceed underlying market growth in fiscal year 2019. In Civil, the Company expects to continue generating low double-digit percentage operating income growth as current momentum for its innovative training solutions translates into market share gains and new training customer partnerships. As well, Civil expects to maintain its leadership position in FFS sales. In Defence, the Company continues to expect mid to high single-digit percentage operating income growth as it delivers from backlog and continues to win opportunities from a large pipeline. CAE expects Healthcare to resume double-digit growth this year with its broader market reach, expanded offering, and the continued launch of innovative products. The Company continues to prioritize measured and profitable growth investments, and commensurate with the current increased scale and a higher level of opportunity for market-led investments offering accretive returns and free cash flows, it expects total capital expenditures to be approximately $200 million in fiscal 2019. The deployment of growth capital will continue to be driven by and supportive of growing customer training outsourcings. Management’s expectations are based on the prevailing positive market conditions and customer receptivity to CAE’s training solutions as well as material assumptions contained in this press release, quarterly MD&A and in CAE’s fiscal year 2018 MD&A.

Additional financial highlights

Free cash flow from continuing operations was $117.3 million for the quarter compared to $160.4 million in the fourth quarter last year. Free cash flow for the year was $288.9 million, compared to $327.9 million in the same period last year. Before the impacts on net income from an income tax recovery related to the U.S. tax reform, and net gains on strategic transactions relating to AACE and ZFTC, the adjusted cash conversion ratio for fiscal year 2018 was 97%.

Income taxes this quarter were $13.7 million, representing an effective tax rate of 12%, compared to 17% for the fourth quarter last year. The tax rate this quarter was lower due to a change in the mix of income from various jurisdictions, mainly from the recognition of deferred tax assets not previously recognized in Europe. Excluding the effect of these deferred tax assets, the income tax rate would have been 23% this quarter. For the year, excluding the impact related to the U.S. tax reform, the recognition of the aforementioned deferred tax assets, and net gains on strategic transactions relating to AACE and ZFTC, the effective tax rate would have been 21%.

Growth and maintenance capital expenditures(11) totaled $57.4 million this quarter and $173.9 million for the year.

Net debt(12) at the end of the year was $649.4 million for a net debt-to-total capital ratio(13) of 21.5%. This compares to net debt of $750.7 million and a net debt-to-total capital ratio of 26.5% at the end of the last year.

Return on capital employed was 14.4% (12.3% before the impacts of an income tax recovery related to the U.S. tax reform, and net gains on strategic transactions relating to AACE and ZFTC) compared to 11.2% last year.

CAE will pay a dividend of 9 cents per share effective June 29, 2018 to shareholders of record at the close of business on June 15, 2018. During fiscal year 2018, CAE paid $89.9 million in dividends to shareholders and repurchased and cancelled a total of 2,081,200 common shares at a weighted average price of $21.53 per common share for a total consideration of $44.8 million.

IFRS 15 – Revenue from Contracts with Customers

Effective April 1, 2018, CAE adopted IFRS 15 – Revenue from Contracts with Customers, which changes the way the Company recognizes revenue for certain of its customer contracts. The main impact of IFRS 15 to CAE is the timing of revenue recognized for certain training devices currently accounted for using the percentage-of-completion method that will no longer meet the requirements for revenue recognition over time. Revenue for these training devices will instead be recognized upon completion. While this change will impact the timing of contract revenue and profit recognition, there will be no change to cash flows from the contract. The financial results reported in the press release for fiscal years ended March 31, 2017 and 2018 do not reflect the accounting changes required by IFRS 15 as the Company adopted the standard as of April 1, 2018.  For more detailed information, including the impact on CAE’s fiscal 2018 results, refer to Note 2 of the annual consolidated financial statements for the year ended March 31, 2018, and to the “Supplemental Q4 FY2018 Presentation”.

Detailed information

Readers are strongly advised to view a more detailed discussion of our results by segment in the Management’s Discussion and Analysis (MD&A) and CAE’s consolidated financial statements which are posted on our website at www.cae.com/investors.

CAE’s consolidated financial statements and MD&A for the year ended March 31, 2018 have been filed with the Canadian Securities Administrators on SEDAR (www.sedar.com) and are available on our website (www.cae.com). They have also been filed with the U.S. Securities and Exchange Commission and are available on their website (www.sec.gov). Holders of CAE’s securities may also request a printed copy of the Company's consolidated financial statements and MD&A free of charge by contacting Investor Relations (investor.relations@cae.com).

Conference call Q4 and full FY2018

Marc Parent, CAE President and CEO; Sonya Branco, Vice President, Finance, and CFO; and Andrew Arnovitz, Vice President, Strategy and Investor Relations will conduct an earnings conference call today at 1:00 p.m. ET. The call is intended for analysts, institutional investors and the media. Participants can listen to the conference by dialling + 1 877 586 3392 or +1 416 981 9024. The conference call will also be audio webcast live for the public at www.cae.com. The “Supplemental Q4 FY2018 Presentation” to accompany management’s discussion of CAE’s fourth quarter and full fiscal year 2018 results and the adoption of standard IFRS 15 can be downloaded from our website at www.cae.com/investors.

CAE is a global leader in training for the civil aviation, defence and security, and healthcare markets. Backed by a record of more than 70 years of industry firsts, we continue to help define global training standards with our innovative virtual-to-live training solutions to make flying safer, maintain defence force readiness and enhance patient safety. We have the broadest global presence in the industry, with over 8,500 employees, 160 sites and training locations in over 35 countries. Each year, we train more than 120,000 civil and defence crewmembers and thousands of healthcare professionals worldwide.

Caution concerning limitations of summary earnings press release

This summary earnings press release contains limited information meant to assist the reader in assessing CAE’s performance but it is not a suitable source of information for readers who are unfamiliar with CAE and is not in any way a substitute for the Company’s financial statements, notes to the financial statements, and MD&A reports.

Caution concerning forward-looking statements

Certain statements made in this press release are forward-looking statements. These statements include, without limitation, statements relating to our fiscal 2018 financial guidance (including revenues, capital investment and margins) and other statements that are not historical facts. Forward-looking statements are typically identified by future or conditional verbs such as anticipate, believe, expect, and may. All such forward-looking statements are made pursuant to the 'safe harbour' provisions of applicable Canadian securities laws and of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements, by their very nature, are subject to inherent risks and uncertainties and are based on several assumptions, both general and specific, which give rise to the possibility that actual results or events could differ materially from our expectations expressed in or implied by such forward-looking statements and that our business outlook, objectives, plans and strategic priorities may not be achieved. As a result, we cannot guarantee that any forward-looking statement will materialize and we caution you against relying on any of these forward-looking statements. The forward-looking statements contained in this press release describe our expectations as of May 25, 2018 and, accordingly, are subject to change after such date. Except as may be required by Canadian securities laws, we do not undertake any obligation to update or revise any forward-looking statements contained in this news release, whether as a result of new information, future events or otherwise. Except as otherwise indicated by CAE, forward-looking statements do not reflect the potential impact of any special items or of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may occur after May 25, 2018. The financial impact of these transactions and special items can be complex and depends on the facts particular to each of them. We therefore cannot describe the expected impact in a meaningful way or in the same way we present known risks affecting our business. Forward-looking statements are presented in this press release for the purpose of assisting investors and others in understanding certain key elements of our expected fiscal 2019 financial results and in obtaining a better understanding of our anticipated operating environment. Readers are cautioned that such information may not be appropriate for other purposes. The value of capital investments expected to be made by CAE in fiscal 2019 assumes that capital investments will be made in accordance with our current annual plan. However, there can be no assurance that such investment levels will be maintained with the result that the value of actual capital investments made by CAE during such period could materially differ from current expectations.

Material assumptions

A number of economic, market, operational and financial assumptions were made by CAE in preparing its forward-looking statements for fiscal 2019 contained in this news release, including, but not limited to certain economic and market assumptions including: modest economic growth and moderately rising interest rates in fiscal 2019; a sustained level of competition in civil, defence & healthcare markets; no material financial, operational or competitive consequences of changes in regulations affecting our business; and a continued positive defence market.

Assumptions concerning our businesses

A number of assumptions concerning CAE’s business were also made in the preparation of its forward-looking statements for fiscal 2019 contained in this news release, including, but not limited to factors including: maintenance of CAE’s market share in civil simulator sales in the face of price competition and CAE’s ability to increase market share in training.

The foregoing assumptions, although considered reasonable by CAE on May 25, 2018, may prove to be inaccurate. Accordingly, our actual results could differ materially from our expectations as set forth in this news release.

Material risks

Important risk factors that could cause our assumptions and estimates to be inaccurate and actual results or events to differ materially from those expressed in or implied by our forward-looking statements, including our fiscal 2019 financial guidance, are set out in CAE’s MD&A for the year ended March 31, 2018 filed by CAE with the Canadian Securities Administrators (available at www.sedar.com) and with the U.S. Securities and Exchange Commission (available at www.sec.gov). The fiscal year 2018 MD&A is also available at www.cae.com. The realization of our forward-looking statements, including our ability to meet our fiscal 2019 outlook, essentially depends on our business performance which, in turn, is subject to many risks. Accordingly, readers are cautioned that any of the disclosed risks could have a material adverse effect on our forward-looking statements. We caution that the disclosed list of risk factors is not exhaustive and other factors could also adversely affect our results.

Non-GAAP and other financial measures

This press release includes non-GAAP and other financial measures. Non-GAAP measures are useful supplemental information but may not have a standardized meaning according to GAAP. These measures should not be confused with, or used as an alternative for, performance measures calculated according to GAAP. They should also not be used to compare with similar measures from other companies. Management believes that providing certain non-GAAP measures provides users with a better understanding of our results and trends and provides additional information on our financial and operating performance.

(1) Earnings per share (EPS) before specific items is a non-GAAP measure calculated by excluding the effect of restructuring, integration and acquisition costs and one-time tax items from the diluted earnings per share from continuing operations attributable to equity holders of the Company. The effect per share is obtained by dividing the restructuring, integration and acquisition costs, net of tax, and one-time tax items by the average number of diluted shares. We track it because we believe it provides a better indication of our operating performance on a per share basis and makes it easier to compare across reporting periods.

(2) Order Intake and Backlog

Order intake is a non-GAAP measure that represents the expected value of orders we have received:

-        For the Civil Aviation Training Solutions segment, we consider an item part of our order intake when we have a legally binding commercial agreement with a client that includes enough detail about each party’s obligations to form the basis for a contract and includes the value of expected future revenues. Expected future revenues from customers under short-term and long-term training contracts are included when these customers commit to pay us training fees, or when we reasonably expect the revenue to be generated;

-        For the Defence and Security segment, we consider an item part of our order intake when we have a legally binding commercial agreement with a client that includes enough detail about each party’s obligations to form the basis for a contract. Defence and Security contracts are usually executed over a long-term period but some of them must be renewed each year. For this segment, we only include a contract item in order intake when the customer has authorized the contract item and has received funding for it;

-        For the Healthcare segment, order intake is typically converted into revenue within one year, therefore we assume that order intake is equal to revenue.

The book-to-sales ratio is the total orders divided by total revenue in a given period.

Obligated backlog is a non-GAAP measure that represents the value of our order intake not yet executed and is calculated by adding the order intake of the current period to the balance of the obligated backlog at the end of the previous fiscal year, subtracting the revenue recognized in the current period and adding or subtracting backlog adjustments. If the amount of an order already recognized in a previous fiscal year is modified, the backlog is revised through adjustments.

Joint venture backlog is obligated backlog that represents the expected value of our share of orders that our joint ventures have received but have not yet executed. Joint venture backlog is determined on the same basis as obligated backlog described above.

Unfunded backlog is a non-GAAP measure that represents firm Defence and Security orders we have received but have not yet executed and for which funding authorization has not yet been obtained. We include unexercised negotiated options which we view as having a high probability of being exercised, but exclude indefinite-delivery/indefinite-quantity (IDIQ) contracts. When an option is exercised, it is removed from the unfunded backlog and is considered order intake in the period that it is exercised.

Total backlog includes obligated backlog, joint venture backlog and unfunded backlog.

(3) Free cash flow is a non-GAAP measure that shows us how much cash we have available to invest in growth opportunities, repay debt and meet ongoing financial obligations. We use it as an indicator of our financial strength and liquidity. We calculate it by taking the net cash generated by our continuing operating activities, subtracting maintenance capital expenditures, investment in other assets not related to growth and dividends paid and adding proceeds from the disposal of property, plant and equipment, dividends received from equity accounted investees and proceeds, net of payments, from equity accounted investees.

(4) Cash conversion rate is a non-GAAP financial measure we use to assess our performance in cash flow generation and as a basis for evaluating our capitalization structure. We calculate it by dividing free cash flow by net income before specific items.

(5) Return on capital employed (ROCE) is a non-GAAP measure we use to evaluate the profitability of our invested capital. We calculate this ratio over a rolling four-quarter period by taking net income attributable to equity holders of the Company excluding net finance expense, after tax, divided by the average capital employed.

(6) Net income before specific items is a non-GAAP measure we use as an alternate view of our operating results. We calculate it by taking our net income attributable to equity holders of the Company from continuing operations and adding back restructuring, integration and acquisition costs, net of tax, and one-time tax items. We track it because we believe it provides a better indication of our operating performance and makes it easier to compare across reporting periods.

(7) Total segment operating income is a non-GAAP measure and is the sum of our key indicator of each segment’s financial performance. Segment operating income gives us an indication of the profitability of each segment because it does not include the impact of any items not specifically related to the segment’s performance. We calculate total segment operating income by taking the operating profit and excluding the impact of restructuring, integration and acquisition costs.

(8) Operating profit is an additional GAAP measure that shows us how we have performed before the effects of certain financing decisions, tax structures and discontinued operations. We track it because we believe it makes it easier to compare our performance with previous periods, and with companies and industries that do not have the same capital structure or tax laws.

(9) Utilization rate is one of the operating measures we use to assess the performance of our Civil simulator training network. While utilization rate does not directly correlate to revenue recognized, we track it, together with other measures, because we believe it is an indicator of our operating performance. We calculate it by taking the number of training hours sold on our simulators during the period divided by the practical training capacity available for the same period.

(10) Simulator equivalent unit (SEU) is an operating measure we use to show the total average number of FFSs available to generate earnings during the period.

(11) Maintenance capital expenditure is a non-GAAP measure we use to calculate the investment needed to sustain the current level of economic activity. Growth capital expenditure is a non-GAAP measure we use to calculate the investment needed to increase the current level of economic activity.

(12) Net debt is a non-GAAP measure we use to monitor how much debt we have after taking into account liquid assets such as cash and cash equivalents. We use it as an indicator of our overall financial position, and calculate it by taking our total long-term debt, including the current portion of long-term debt, and subtracting cash and cash equivalents.

(13) Net debt-to-capital is calculated as net debt divided by the sum of total equity plus net debt.

For non-GAAP and other financial measures monitored by CAE, please refer to CAE’s MD&A filed with the Canadian Securities Administrators available on our website (www.cae.com) and on SEDAR (www.sedar.com).

Contacts

Investor Relations:

Andrew Arnovitz, Vice President, Strategy and Investor Relations 1-514-734-5760, andrew.arnovitz@cae.com

Media:

Hélène V. Gagnon, Vice President, Public Affairs and Global Communications 1-514-340-5536, helene.v.gagnon@cae.com

Consolidated Statement of Financial Position

As at March 31
(amounts in millions of Canadian dollars)	2018	2017
Assets
Cash and cash equivalents	$611.5	$504.7
Accounts receivable	568.4	548.4
Contracts in progress: assets	401.6	337.5
Inventories	375.3	416.3
Prepayments	50.0	63.8
Income taxes recoverable	40.7	25.6
Derivative financial assets	13.3	23.4
Total current assets	$2,060.8	$1,919.7
Property, plant and equipment	1,803.9	1,582.6
Intangible assets	1,055.6	944.0
Investment in equity accounted investees	244.5	378.4
Deferred tax assets	60.9	42.8
Derivative financial assets	11.5	16.0
Other assets	482.0	471.3
Total assets	$5,719.2	$5,354.8

Liabilities and equity
Accounts payable and accrued liabilities	$669.6	$695.2
Provisions	32.1	43.2
Income taxes payable	15.3	9.6
Deferred revenue	371.5	266.6
Contracts in progress: liabilities	161.8	191.9
Current portion of long-term debt	52.2	51.9
Derivative financial liabilities	18.1	15.5
Total current liabilities	$1,320.6	$1,273.9
Provisions	39.5	39.1
Long-term debt	1,208.7	1,203.5
Royalty obligations	140.8	138.5
Employee benefits obligations	200.6	157.7
Deferred gains and other non-current liabilities	229.9	217.8
Deferred tax liabilities	208.1	238.6
Derivative financial liabilities	4.4	4.7
Total liabilities	$3,352.6	$3,273.8
Equity
Share capital	$633.2	$615.4
Contributed surplus	21.3	19.4
Accumulated other comprehensive income	262.3	193.7
Retained earnings	1,381.4	1,192.3
Equity attributable to equity holders of the Company	$2,298.2	$2,020.8
Non-controlling interests	68.4	60.2
Total equity	$2,366.6	$2,081.0
Total liabilities and equity	$5,719.2	$5,354.8

Consolidated Income Statement

	Three months ended		Twelve months ended
31	March 31		March 31
(amounts in millions of Canadian dollars, except per share amounts)	2018	2017	2018	2017
Continuing operations
Revenue	$780.7	$734.7	$2,830.0	$2,704.5
Cost of sales	520.2	499.7	1,953.1	1,893.3
Gross profit	$260.5	$235.0	$876.9	$811.2
Research and development expenses	22.8	31.3	114.9	111.0
Selling, general and administrative expenses	112.3	109.5	380.8	364.4
Other gains – net	(4.3)	(12.3)	(37.4)	(12.7)
After tax share in profit of equity accounted investees	(11.4)	(14.4)	(42.4)	(51.7)
Restructuring, integration and acquisition costs	—	20.0	—	35.5
Operating profit	$141.1	$100.9	$461.0	$364.7
Finance expense – net	24.0	16.3	76.2	72.4
Earnings before income taxes	$117.1	$84.6	$384.8	$292.3
Income tax expense	13.7	14.8	29.1	35.2
Earnings from continuing operations	$103.4	$69.8	$355.7	$257.1
Loss from discontinued operations	—	(0.7)	—	(0.5)
Net income	$103.4	$69.1	$355.7	$256.6
Attributable to:
Equity holders of the Company	$100.1	$66.7	$347.0	$251.5
Non-controlling interests	3.3	2.4	8.7	5.1
	$103.4	$69.1	$355.7	$256.6
Earnings per share from continuing operations
attributable to equity holders of the Company
Basic	$0.37	$0.25	$1.29	$0.94
Diluted	$0.37	$0.25	$1.29	$0.93

 Consolidated Statement of Comprehensive Income

	Three months ended		Twelve months ended
	March 31		March 31
(amounts in millions of Canadian dollars)	2018	2017	2018	2017
Net income	$103.4	$69.1	$355.7	$256.6
Items that may be reclassified to net income
Foreign currency translation
Net currency translation difference on the translation of financial
statements of foreign operations	$108.9	$(7.3)	$75.6	$(16.9)
Net (loss) gain on certain long-term debts denominated in foreign
currency designated as hedges of net investments in foreign operations	(13.3)	5.3	15.2	(12.1)
Reclassification to income	(2.3)	(2.5)	(11.6)	(4.3)
Income taxes	(4.4)	0.5	1.3	1.5
	$88.9	$(4.0)	$80.5	$(31.8)
Net change in cash flow hedges
Effective portion of changes in fair value of derivatives
designated as cash flow hedges	$(20.4)	$1.0	$(0.3)	$1.8
Reclassification to income (1)(2)	6.2	5.1	(1.1)	13.6
Income taxes	3.8	(1.7)	0.9	(4.1)
	$(10.4)	$4.4	$(0.5)	$11.3
Net change in available-for-sale financial instruments
Net change in fair value of available-for-sale financial asset	$0.1	$—	$0.1	$(0.2)
	$0.1	$—	$0.1	$(0.2)
Share in the other comprehensive income of equity accounted investees
Share in the other comprehensive income of equity accounted investees	$10.4	$0.1	$2.3	$(6.7)
Reclassification to income	—	—	(15.0)	—
	$10.4	$0.1	$(12.7)	$(6.7)
Items that are never reclassified to net income
Defined benefit plan remeasurements
Defined benefit plan remeasurements	$11.0	$10.7	$(33.0)	$18.6
Income taxes	(2.9)	(3.0)	8.9	(5.1)
	$8.1	$7.7	$(24.1)	$13.5
Other comprehensive income (loss)	$97.1	$8.2	$43.3	$(13.9)
Total comprehensive income	$200.5	$77.3	$399.0	$242.7
Attributable to:
Equity holders of the Company	$196.2	$75.2	$391.5	$238.0
Non-controlling interests	4.3	2.1	7.5	4.7
	$200.5	$77.3	$399.0	$242.7
Total comprehensive income (loss) attributable to equity holders of the Company:
Continuing operations	$196.2	$75.9	$391.5	$238.5
Discontinued operations	—	(0.7)	—	(0.5)
	$196.2	$75.2	$391.5	$238.0

(1)   Fiscal 2018 includes net gain of $1.0 million reclassified to revenue (2017 – net losses of $17.9 million), net gain of $2.6 million reclassified to finance expense – net (2017 – net gain of $3.0 million) and net losses of $2.5 million reclassified to other gains - net (2017 - net gain of $1.3 million).

(2)   An estimated net amount of $5.0 million of losses is expected to be reclassified from other comprehensive income during the next 12 months. Future fluctuation in market rate (foreign exchange rate or interest rate) will impact the amount expected to be reclassified.

Consolidated Statement of Changes in Equity

	Attributable to equity holders of the Company
	Common shares			Accumulated other			Non-
(amounts in millions of Canadian dollars,	Number of	Stated	Contributed	comprehensive	Retained		controlling	Total
except number of shares)	shares	value	surplus	income	earnings	Total	interests	equity
Balances at April 1, 2016	269,634,816	$601.7	$18.3	$220.7	$1,048.0	$1,888.7	$51.6	$1,940.3
Net income	—	$—	$—	$—	$251.5	$251.5	$5.1	$256.6
Other comprehensive (loss) income:
Foreign currency translation	—	—	—	(31.4)	—	(31.4)	(0.4)	(31.8)
Net change in cash flow hedges	—	—	—	11.3	—	11.3	—	11.3
Net change in available-for-sale financial instruments	—	—	—	(0.2)	—	(0.2)	—	(0.2)
Share in the other comprehensive income of
equity accounted investees	—	—	—	(6.7)	—	(6.7)	—	(6.7)
Defined benefit plan remeasurements	—	—	—	—	13.5	13.5	—	13.5
Total comprehensive (loss) income	—	$—	$—	$(27.0)	$265.0	$238.0	$4.7	$242.7
Stock options exercised	1,029,725	12.6	—	—	—	12.6	—	12.6
Optional cash purchase	2,563	0.1	—	—	—	0.1	—	0.1
Common shares repurchased and cancelled	(2,490,900)	(5.6)	—	—	(36.1)	(41.7)	—	(41.7)
Transfer upon exercise of stock options	—	2.6	(2.6)	—	—	—	—	—
Share-based payments	—	—	3.7	—	—	3.7	—	3.7
Additions to non-controlling interests	—	—	—	—	—	—	3.9	3.9
Stock dividends	221,020	4.0	—	—	(4.0)	—	—	—
Cash dividends	—	—	—	—	(80.6)	(80.6)	—	(80.6)
Balances at March 31, 2017	268,397,224	$615.4	$19.4	$193.7	$1,192.3	$2,020.8	$60.2	$2,081.0
Net income	—	$—	$—	$—	$347.0	$347.0	$8.7	$355.7
Other comprehensive income (loss):
Foreign currency translation	—	—	—	81.7	—	81.7	(1.2)	80.5
Net change in cash flow hedges	—	—	—	(0.5)	—	(0.5)	—	(0.5)
Net change in available-for-sale financial instruments	—	—	—	0.1	—	0.1	—	0.1
Share in the other comprehensive income of
equity accounted investees	—	—	—	(12.7)	—	(12.7)	—	(12.7)
Defined benefit plan remeasurements	—	—	—	—	(24.1)	(24.1)	—	(24.1)
Total comprehensive income	—	$—	$—	$68.6	$322.9	$391.5	$7.5	$399.0
Stock options exercised	1,246,575	15.7	—	—	—	15.7	—	15.7
Optional cash purchase	1,967	—	—	—	—	—	—	—
Common shares repurchased and cancelled	(2,081,200)	(4.9)	—	—	(39.9)	(44.8)	—	(44.8)
Transfer upon exercise of stock options	—	3.0	(3.0)	—	—	—	—	—
Share-based payments	—	—	4.9	—	—	4.9	—	4.9
Additions to non-controlling interests	—	—	—	—	—	—	3.3	3.3
Dividends to non-controlling interests	—	—	—	—	—	—	(2.6)	(2.6)
Stock dividends	173,964	4.0	—	—	(4.0)	—	—	—
Cash dividends	—	—	—	—	(89.9)	(89.9)	—	(89.9)
Balances at March 31, 2018	267,738,530	$633.2	$21.3	$262.3	$1,381.4	$2,298.2	$68.4	$2,366.6

Consolidated Statement of Cash Flows

Years ended March 31
(amounts in millions of Canadian dollars)	2018	2017
Operating activities
Earnings from continuing operations	$355.7	$257.1
Adjustments for:
Depreciation of property, plant and equipment	120.8	122.8
Amortization of intangible and other assets	78.8	89.1
After tax share in profit of equity accounted investees	(42.4)	(51.7)
Deferred income taxes	(35.7)	26.4
Investment tax credits	(6.8)	(18.2)
Share-based compensation	23.1	29.2
Defined benefit pension plans	7.6	9.4
Amortization of other non-current liabilities	(32.8)	(67.8)
Derivative financial assets and liabilities – net	7.3	14.5
Gain on disposal of interest in investment	(14.3)	—
Remeasurement of investment, net of reorganization and other costs	(4.0)	—
Other	(10.9)	24.4
Changes in non-cash working capital	(43.1)	29.1
Net cash provided by operating activities	$403.3	$464.3
Investing activities
Business combinations, net of cash and cash equivalents acquired	$(124.4)	$(5.5)
Net proceeds from disposal of interests in investment	117.8	—
Capital expenditures for property, plant and equipment	(173.9)	(222.9)
Proceeds from disposal of property, plant and equipment	27.0	6.6
Capitalized development costs	(32.5)	(37.8)
Enterprise resource planning (ERP) and other software	(14.8)	(13.1)
Net payments to equity accounted investees	(11.5)	(10.6)
Dividends received from equity accounted investees	37.6	16.5
Other	5.7	7.6
Net cash used in investing activities	$(169.0)	$(259.2)
Financing activities
Proceeds from borrowing under revolving unsecured credit facilities	$106.0	$667.5
Repayment of borrowing under revolving unsecured credit facilities	(106.0)	(667.5)
Proceeds from long-term debt	37.8	50.9
Repayment of long-term debt	(33.4)	(98.8)
Repayment of finance lease	(25.0)	(24.3)
Dividends paid	(89.9)	(80.6)
Common stock issuance	15.7	12.7
Repurchase of common shares	(44.8)	(41.7)
Other	(2.9)	0.7
Net cash used in financing activities	$(142.5)	$(181.1)
Effect of foreign exchange rate changes on cash
and cash equivalents	$15.0	$(4.9)
Net increase in cash and cash equivalents	$106.8	$19.1
Cash and cash equivalents, beginning of period	504.7	485.6
Cash and cash equivalents, end of period	$611.5	$504.7
Supplemental information:
Interest paid	$56.0	$58.5
Interest received	12.9	11.9
Income taxes paid	36.4	24.8